Filed by Inflection Point Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GOWell Technology Limited

Commission File No.: 333-294547-01

The following is a transcript of GOWell’s Investor & Analyst Webinar, held on April 14, 2026.

14-Apr-2026

GOWell Technology Limited

GOWell Investor & Analyst Webinar

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

CORPORATE PARTICIPANTS

Guillaume Borrel	David MacNeill
Chief Executive Officer, GOWell Technology Limited	VP of Corporate Development, GOWell Technology Limited

Mike Reed

Chief Financial Officer, GOWell Technology Limited

OTHER PARTICIPANTS

Georg Venturatos

Managing Director, Gateway Group

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

MANAGEMENT DISCUSSION SECTION

Georg Venturatos

Managing Director, Gateway Group

Good morning, everyone, and thank you all for joining us. I’d like to welcome you to the GOWell Technology Limited Investor and Analyst webinar.

I’m Georg Venturatos at Gateway Group, and I will serve as the moderator for today’s call. I’ll be joined today by the management team from GOWell to discuss the latest company developments, corporate strategy, and outlook going forward.

GOWell’s management team is comprised of veteran leaders with significant experience across the oil and gas industry.

Today’s speakers from the team include Chief Executive Officer, Guillaume Burrell, Vice President of Corporate Development David McNeil, and Chief Financial Officer, Mike Reed.

Each of these individuals have distinguished 25-plus year careers in the energy sector, including notable prior leadership experience at SLB and NOV.

We will begin today’s presentation led by the GOWell management team. This will be followed by a moderated Q&A session. Anyone who wishes to submit a question, please do so through the Q&A field shown on the bottom of your Zoom screen.

A recording of today’s webinar will be available on the GOWell website following the event.

The GOWell management presentation has been filed with the SEC, is available on the GOWell website, and will also be shared live on screen during this call. Please go through it at your leisure.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations, plans, goals, opinions, or predictions of the future are forward-looking statements, and actual results could differ in a material manner.

Additional information about factors that could cause results to differ from those in the forward-looking statements is contained in our filings with the SEC. These filings include, but are not limited to, risk factors contained in our registration statement filed with the SEC on March 24, 2026, and subsequent SEC filings.

A copy of the presentation materials can be found on the homepage of the GOWell website at www.gowell.energy. With that, Dave, the floor is yours.

David MacNeill

VP of Corporate Development, GOWell Technology Limited

Thank you, Georg, and welcome everybody.

So let me introduce GOWell to all of you, and start off with the mission statement. We develop innovative technologies to safeguard well integrity, prevent environmental risk, and optimize well design and production.

I’ll get into more of that as we go through, but this is the mission that we have, this is how we work, this is how we do R&D, this is the backbone of how our business is run.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Next slide.

So what do we do? What is our core business? At our core, we are a developer and a manufacturer of down-hole innovative wireline tools and solutions. We’re a technology company in this space, and importantly, well integrity as the core of our business is really making sure that whatever is inside an oil and gas well or a geothermal well stays inside that well, and what’s outside stays outside.

We provide the wireline equipment that goes and does the investigation of that well integrity, and we provide that to the service companies. So because of that, we give the oil companies the ability to meet their environmental requirements and their ESG risks.

We do this as a one-stop shop, so we’re the manufacturer, we do the software, we provide the hardware to the service companies and allow them to deliver this service all over the world.

We have industry-recognized R&D capabilities here in Houston in the facility that I’m at today. I would encourage anybody that has a chance to come in and visit while we’re here.

We have over 400 service company customers that we provide equipment to in all parts of the world and mainly, or significantly, all of the major service companies, Schlumberger, Halliburton, and Baker, are all customers of ours, with Schlumberger being the largest, which Schlumberger is the largest market shareholder in this space. So it stands to reason, and we are a very valuable partner to them.

Since COVID, the push for energy transition and more environmental oversight has really given tailwinds to the business, and so we’re taking advantage of that, which is resulting in some significant growth over the last six years and great financial results that we’ve been able to deliver.

We’re doing this, and we’re growing our management team with people that have been in the business in most of the major oil companies, Schlumberger, Halliburton, Baker, as the service providers that go to the rig. We’ve all been in those businesses, as well as NOV, which is one of the largest manufacturers in the industry, so we kind of understand the business from both a manufacturing standpoint and what it takes to deliver service to the rig site.

Next slide.

This is just an overview of the presenters. I won’t go into this in detail, you can read through the bios, but as I mentioned, you know, Guillaume is the youngster in the group with 25 years of experience, and we’re all well-seasoned in this space. I’ll let you go through that at your leisure.

Next slide.

Okay, so where did GOWell come from, and where are we going, and what does this look like as a snapshot? The company was established in 2007 in China, and has since grown to over 176 employees worldwide, in 50 countries and 8 business regions around the world.

The company was really built on a backbone of doing R&D work and that’s resulted in 12 patents and 2 new ones that we acquired through an acquisition of a company in Norway in 2025. We’ve had multiple recognitions of these technologies through industry awards, and customer recognitions.

As I said, we’re a relatively small company, but we have our equipment present in every basin around the world. So anywhere where there’s oil and gas, or geothermal, or gas storage, you’ll find GOWell equipment being used in those fields.

Now, we do that from a relatively small entity footprint. We’re not in all of these places. The service companies that do this work have the physical footprint. We provide them the equipment that then they take to those regions and deploy it.

We’re building a new headquarters and manufacturing facility in Singapore, and we’re outfitting that to be able to diversify some of our manufacturing.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

In terms of the financials in 2025, we estimate that the revenues will be $47 million, which represents, between 2020 and 2025, around a 23% CAGR, with 59% gross margins and 38% adjusted EBITDA margins over, 2025.

In that revenue, there’s 62% of it is what we call recurring, which is through our leasing and service model. So, we do both, sales of equipment and leasing of equipment to our customers, and this 62% represents the services part, the leasing part of us delivering this equipment and helping them maintain the equipment with services to fix and repair the equipment.

I think what is exciting for us is that our backlog grew $23 million in 2025, which is a record, and bookings of $51 million for the first 9 months of, of 2025. So, we’ve seen a significant increase in the backlog and a significant increase in our total bookings, so the future is certainly looking good.

Okay, next slide.

All right, just to go through quickly the timeline, I mentioned that the company was founded in Xi’an in 2007. The focus was really never to be a Chinese company, but always to be an international company with a cost-effective supply chain network in China, and that’s what the founders managed to do.

So they opened up the R&D centers and the service hubs in Houston, Dubai, and Calgary. Those were the first ones that were opened up between 2009 and 2013. And then since then, we’ve been adding to our global footprint with sales representation in multiple parts of the world.

We’ve launched our new technology that is being delivered in many parts of the world and continue to develop new technology, which is the core of the business going forward. In 2025, we’ve launched our Singapore manufacturing and headquarters, which is very close to completion, and again, I would ask anybody that’s passing through the Far East, I’d encourage you to stop and see. It’s an impressive facility.

Next slide.

Alright, just a little bit more about the global footprint. I mentioned that we operate in multiple regions, and you can see in the blue boxes, this represents our revenue spread. Middle East, managed from Dubai, which is where I sit most days, that represents our biggest market. And there’s some reasons, there’s some significant well integrity issues with corrosion in the Middle East, which is really driving a lot of the business across that region.

We do operate in the CIS, in Asia-PAC, Sub-Sahara Africa, Europe, Latin America, South America, and North America. So you can see those representations and the footprint that we operate from.

We really do have a distribution model where the customer, Schlumberger or Halliburton, will pick our equipment up if it’s on lease, out of Dubai, and they can take that equipment to all four corners of the Earth. So our equipment from Dubai may end up in Sub-Sahara Africa or it may end up somewhere in Australia.

Okay, next slide.

Just a quick discussion about our supply chain and manufacturing. We talk about the Chinese cost-effective supply chain. That is one of the things that we’re continuing to use for our commoditized or our older technologies.

For the newest technologies that we’ve developed, we have a manufacturing facility in Houston, and we will transfer all of the new technology to Singapore, which will keep that technology from entering the Chinese market and protect the IP.

It also gives us diversification of our supply chain, so that in a world like we have today, where we have disruptions in the Middle East due to the ongoing conflicts and any other geopolitical issues, we have the capability and the flexibility to build our equipment in multiple locations. Singapore gives us that capacity not only to grow, but also that diversification to be able to manufacture everything that we do in China today in that facility.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Okay, next slide.

Right, we talked a little bit about the management team.

You know, it’s important, I think, to note that the two largest companies, Schlumberger from a wireline services delivery business and NOV from the oil field manufacturing side is represented in a lot of the people that we have on our management team. We also have, like I had mentioned before, the Baker Hughes and the Halliburton guys, including some other people in the industry. And we work with just about every service company that’s out there, smallest to the largest.

But having a background of working with the customers and understanding what it takes to deliver is, I think it’s key for the management team.

Okay, next slide.

All right, just a quick overview of what well integrity actually is, and why this concept of through tubing is so important. So the diagram on the left represents an oil and gas well, a geothermal well. The pipe that runs through the middle is the tubing.

That is essentially the straw that will suck oil and gas, water, liquids, whatever it’s producing at the time to surface. That is the straw that allows the well to be produced.

What we do is lower a probe into this well, which is represented by the yellow box and do measurements of corrosion, of leaking, of cement quality around that. And the fact that we can do this inside of the tubing means that we can do these inspections without the oil company having to bring a rig and pull that tubing out of the hole to be able to do their measurements, which saves them huge amounts of money and allows them to do these inspections on a more regular basis without the risk of shutting down production and pulling that tubing out of the hole.

So our ability to do all of these measurements without pulling that tubing is a significant game changer in the industry, and one of the reasons why our technologies have been adopted and our growth has been so big over the last 5 years.

Okay, next slide.

So why is well integrity important? And this is obviously the biggest example of that, is that the BP Macondo blowout was an example of the oil company not controlling well integrity and not managing it correctly, and that resulted in huge fines and cost to BP for the cleanup and the civil litigation.

It also creates a significant reputational damage to BP. So, since this incident, and the subsequent, regulatory environment, everything around well integrity has been, consistently getting more stringent.

So government regulators, the oil companies themselves have put well integrity management systems in place, and regulatory requirements to do this kind of work on a much more sustained and consistent basis.

Which, again, is driving some of our business, but I can’t you know, talk enough about the reputational damage and the fact that our services are relatively cost-effective for the oil company versus the results of something like this.

Next slide.

Okay, so I’ve talked a lot about traditional energy in the oil and gas wells, but we also operate in a number of other areas. Natural gas storage, the geothermal applications, which is a growing part of our portfolio, building high-temperature tools to be able to enter that market and do the work that they need.

Carbon capture, we think, will be a significant part of the business going forward because of the corrosive nature of CO2 injection and then, I think a really exciting opportunity for us is the plug-in abandonment part of the business.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

So at the end of the life of a well, it has to be disposed of and closed properly and part of the cost of that, again, is having a rig go out and pull the equipment to then do the investigation work to understand how they’re going to do the abandonment.

Our ability with our newest technology to do through-tubing investigation of the well, including the cement gives the operators a look at what they’re going to deal with well before the rig has to show up, and in an offshore application, this can be millions of dollars of savings for the oil company.

Okay, next slide.

All right, and so we’ve talked a lot about well integrity, and that’s certainly our core business, but we do offer other businesses, and those businesses are growing as well.

So, under the case toll, which are wells that have existing casing and steel and cement in them. We do the well integrity work. We also do production profiling, so we will look at flows of oil and gas, be able to determine flow rates, the split between gas and oil production, as well as we use fiber optics to look for changes in flow, the issues in temperature, and potentially leaks that are happening in a well.

The other side of the business, which is growing and, and has some large, upside projects, is open hole.

Open hole is not looking at things like the casing, it’s looking at the geology and the fluids that are in the rock. So this is related to geology, reservoir analysis, and advanced software to be able to understand what the rock is capable of producing. We do this through large capital projects, and I think Mike will talk a little bit about that later.

Okay, next slide.

All right, I talked a lot about the technology and the R&D, and you know, the way that I try to explain this to people is this is very much the same as your doctor. The oil and gas wells, as they get older, need more and more inspection, the same way you go to the doctor to get, to get checkups.

That’s what we’re doing, and we use very similar types of physics to do these measurements. We will do electromagnetic detection and be able to see corrosion out to 5 different casing strings from inside of the tubing, so I can determine what the corrosion profile looks like in a well from inside of one tubing, seeing 5 different strings of casing.

We do that with electromagnetics. The acoustic tools, the leak detection tools, we use, acoustic sensing, and we use fiber optic to do that, so we can use both ways. We listen to the well, and we see or hear leaks that are happening, both from temperature and noise.

MPAC, which is one of our newer technologies, uses rare earth magnets and focuses them to be able to see through the tubing and do a full image of the well that’s outside of the tubing, so we can do deformation.

We can see positioning of the well, or the tubing inside of the casing, and we can see what that casing outside of the tubing looks like from corrosion on a visual basis.

And then the last one, which is connected with the P&A business, which is our through-tubing technology, uses energy resonance, so we resonate the entire structure, and from that resonance, we can see what the cement looks like, and do an image of the cement from inside of the tubing to outside of the casing.

It’s a game changer in the industry, and again, I think Guillaume will touch on this with a recent update that we had in Norway.

Next slide.

Okay, this is our R&D team that’s here based in Houston. We do have some R&D people in Singapore but our major R&D center is here in Houston. We have labs to be able to test all of these different physics. We’re constantly working on innovative new technologies to be able to bring to the market.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Again, anybody that’s in Houston or would like to come to the facility, we’re more than happy to host, and I think you’ll be interested to see what our team is up to.

Next slide.

You know, some of our innovations, we do a lot of this work, but our customers ultimately are the ones that have the problems, and the ones that come to us and say, this is the problem we have, can you solve it? And Aramco is a good case of that.

We’ve been partnering with Aramco for 3 of the 4 newest technologies that we have. Where Aramco helped us is by identifying the specific issue that they have and funding a significant portion of the research and the development of this equipment. They did this without any strings attached, so there’s no IP, there’s nothing that we need to be working with them on, other than they want this equipment because they need it in their operations.

Next slide.

And with that, I’ll turn it over to Guillaume.

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Thank you, Dave.

So what you have seen is the breadth and depth of our technology. I would like now to show you how this translates into a scalable and differentiated business.

This slide here is key to understanding our model. Which is, we develop and provide technology to the service companies. This includes all field service companies ranging from the large, major, big four, Baker, Halliburton, SLB, Weatherford. But this also includes some of the smaller, global ones, regional ones, or some very, very local, service companies as well.

They buy or lease our technology and then deploy it to provide a service to the ENP operators, the end users, the Shell, BP, Aramco etc, of this world.

We do stay connected to those end users, and that’s very important. As Dave illustrated through the R&D projects with Saudi Aramco, for example, so we do stay connected to these end users, mostly thanks to the data that our technology acquires and that we interpret.

That’s absolutely critical for us to continue to stay very current and fully understand their workflows. So, we are very much, through this model, asset-light, which gives us scalability, especially compared to your typical OFS company.

We play in a total wireline market that was estimated to be around $8 billion in 2024, that hasn’t moved too much since.

Next slide, please.

And that market, at least where we focus on, is actually answering some key growth drivers that are listed here. I’ve listed four here.

The first one is an increasing, aging well stock, as we go forward, well counts age. This drives, in turn, an increase in plug and amendment, not only the demand, but as well, the activity.

Those increases in activity and demand are actually supported by an increasingly stringent regulatory environment.

We see, indeed, around the world, the regulators being stricter and stricter on many of the well integrity demands and regulations, which makes well integrity very much a non-discretionary activity.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Finally, the new technology itself, such as the one that we bring to the market, contributes to growing the demand for this type of activity by helping reduce the total cost. That’s what Dave described very well with our TrueTubing fleet of answers and of technology, allowing the operators to not have to bring a rig to pull tubing in order to get some answers, and that’s lowering the barrier to entry and allowing an increase in demand for this type of activity in the market.

Next slide, please.

So, how do we convert that into growth levers for our business over the next few quarters and few years?

First of all, we focus on our core and conventional tools offering. There, we have an opportunity to expand and gain market share by improving our geographic coverage, so expand our offering across the globe and geographically. That’s one of the main focuses.

The other one will be strictly market share gains, targeting some of our key competitors. Be it Sondex or others, who have recently taken the move of positioning themselves as a competitor to their own customers. So they’ve become absorbed into the service side of the business, which means this creates for us a key opportunity.

The second lever is the innovative tools and our new technologies. Some of the technologies that Dave described earlier are actually coming to market in 2026 as we speak. So, a big focus on those will help us grow in some specific markets, specific geographies.

I’ll mention here the true tubing cement evaluation, which recently was deployed in a benchmarking exercise in Norway, organized or requested by a consortium of North Sea operators. We completed this exercise with excellent results against our peers, that included some of the large OFSCs, by the way. These results were so good that we actually are currently already running the first commercial jobs in the North Sea.

The third pillar here is the key customers. We continue to have a specific focus on some of our large key customers, strategic customers that we use as big anchors. They can be end users, we’ve discussed some of the R&D relationships and collaboration that we have with some of them.

They can be direct customers, in particular, some of the large OFSCs, with whom we are leveraging, or through whom we’re leveraging our industrial platform. Meaning our manufacturing footprint, for example, to build for them, and manufacture for them, through an OEM model, some of their own technologies.

So, this allows us to strengthen our strategic position with some of these large global customers, which gives us another growth pillar and avenue for the future.

The first one is the green energy, again, alluded to by Dave earlier on, be it the P&A, be it the plugin abandonment, or decommissioning, be it the geothermal, the product storage in general, the carbon capture and storage.

These are industries where we are drilling wells into the ground in order to penetrate the subsurface. The minute you’re doing this, our technology fully applies.

We are modifying some of our answer products, some of our software workflows, to be closer to the needs of those specific markets, which is relatively easy to do. But the technology breaks themselves and the measurements do apply in those environments. So that’s our fourth growth lever here on this slide.

Finally, acquisitions. We do plan to continue to expand our offering, through a specific M&A campaign, for which we do have, currently, a fairly sizable pipeline that we are currently working on.

Next slide, please.

I will now hand over the floor to Mike.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Mike Reed

Chief Financial Officer, GOWell Technology Limited

Thank you, Guillaume.

This is a summary of our projected financial performance for 2025 and 2026.

Our audit is in process for 2025, but we expect to report about $47 million in revenue at roughly a 59% gross margin, and an adjusted EBITDA of about $18 million, or 38% of revenue.

For 2026, we’re guiding through a range of $60 to $68 million for the top line, and this represents a roughly 28% to 44% year-over-year revenue growth.

In this range of revenue, we project adjusted EBITDA of about $25.0 million to $29.6 million, respectively, which represents roughly 41% to 43% of revenue at each end of that revenue range.

As you can see, the gross margin is increasing from about 59% to roughly 61% for 2026. And generally, we do expect margins to expand with the revenue growth, as we have overheads in our cost of sales and cost-of-service model.

Next slide, please.

This slide presents our key performance indicators, which I think will also help to give some more color to the projections.

First, the recurring revenue mix. Dave highlighted this earlier. This has been trending up over the last couple of years, and it represented nearly two-thirds of our revenue for the first nine months of 2025.

This revenue includes the rentals, the data analytics, also known as log interpretation, and the software subscriptions, as well as repair and maintenance services.

And so this metric is important to us because as our installer base grows in the market, whether this is through sales or leases, we’re attracting more customers to the GOWell iOS.

That is, we’re hooking them into our operating system, and there’s an aftermarket annuity that grows consistently as our installed base grows in the market.

Next, we have our leasing asset ratio, which has been moving up steadily.

This is an indicator that our rental asset utilization is increasing. And for the 9 months ended September 2025, for every dollar of rental asset net book value we had on our balance sheet, we generated $1.44 in annualized service revenue.

The next metric is around our new technology revenue, which includes the through-tubing tools that we’ve highlighted today.

As you can see, this revenue mix has trended well over the last couple of years as we’ve been commercializing our newest technologies.

And also, I should mention here, the newest technologies will only be offered for rental, not for sale, which is another reason that the recurring revenue mix is expected to increase over the long term.

Lastly, our backlog, as Dave mentioned, is at a record level for the company at the end of September. Until recently, the backlog had topped out at about $10 million. It had generally stayed in the $5 to $7 million range. And this was for the largest projects that we were competing for, so as those hit the books, our backlog would reach those levels.

But now, we’ve reached a critical mass in our product offering with Cased Hole, Open Hole Tools, the software that runs them, where we’re now competing for $10 to $20 million projects, and we’ve been awarded two of those so far.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

The second one was just announced to the bidders last week. So these details are being finalized, but the main point is we have a line of sight to numerous projects of this magnitude, and we like our competitive position.

Nobody has the breadth of products that we manufacture now, and therefore, no competitor has the cost advantage that GOWell has.

These large contracts will generally be converted into revenue over a 6-18 month period.

So, that first contract that was awarded in 2025, we had roughly $3 million of revenue in Q4, and the remainder we expect to be delivered in 2026.

The most recent win that I just mentioned will likely be delivered over 2026 and 2027.

So, it’s a little early with this expanded business line, the expanded breadth, and the size of these projects for us to know the exact scope and timing of some of the projects, which is why we’re guiding to a range for 2026. We will be able to refine the values and timing as we move forward.

But for now, we feel good about the projection for 2026.

And with that, I’ll turn it back over to Guillaume.

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Thank you, Mike, and thank you all for your time today.

I would like to leave you with 3 main takeaways.

The first: We are a technology company, not a commoditized service provider.

The second: We address a structural need in the industry. Which is, well integrity, essential, non-discretionary and regulatory driven.

The third: We deliver growth, profitability, and recurring revenue.

With this, I will hand it over to Georg for the Q&A session. Thank you.

QUESTION AND ANSWER SECTION

Georg Venturatos

Managing Director, Gateway Group

Thank you, Guillaume.

We’ll now transition to the Q&A portion of our call, where the team will join me to answer questions from the audience. So we’ll look to compile those for a second, and then we’ll get started.

Georg Venturatos Managing Director, Gateway Group	Q

First one comes from Catherine Li at Haitong Securities. What are the core drivers behind your sustained high gross margin in recent years, and do you expect this level of profitability to continue moving forward?

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Mike, do you want to take this one?

Mike Reed

Chief Financial Officer, GOWell Technology Limited

Yes, Guillaume.

Our gross margins have been moving up from about 53% in 2021 to around the 59% that we showed you for 2025. And we do expect the overall gross margin to have room to expand over the long term.

The recent increases were due to a couple of things. First of all, the rental model, which has higher margins than our sales, has been growing faster than the capital sales. And historically, rental margins have been in the 60% to 65% range, while the sales were in the 55% to 60% range.

So, as that model grows faster, our margins can move up, and of course, one of the main drivers behind the rental model growing quickly is the new technology that we’ve been commercializing.

We will only offer this technology for rent, and so over the past few years, it was primarily EPDT, with some DEC. In the future, 2026 and forward, it’ll be impact and TTC adding to that, but these technologies are the highest margins within our rental fleet.

We’ve proven that out with EPDT, which has, I’ll say, above a 75% margin, whether that’s sales or rental on that incremental revenue.

And so, lastly, as I mentioned, there’ll be some economies of scale as revenue grows, so we’ll get a bit of a boost from that. But primarily, the new technology coming onto the market adds great value to the market, and as that’s adopted, we believe there’s room for margin expansion.

Georg Venturatos Managing Director, Gateway Group	Q

Great. Thanks, Mike.

Second one is a follow-up from Catherine Li at Haitong Securities.

How do you assess the impact of ongoing geopolitical tensions, particularly in the Middle East, on your project execution, order pipeline, and overall business outlook?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Thanks, Georg, I’ll take that one.

The situation in the Middle East in particular, is quite volatile. Today, the impact on our business, we can quantify in two different categories.

First, the activity, the pure activity impact. With a reduction in activity in some countries for obvious security reasons, like Iraq or Qatar, which has up until now, largely been offset by a pickup in activity in Saudi. So why the pickup in Saudi?

The security situation there is not as dramatic as in Iraq, for example, for one. And secondly, since Aramco has had to shut down many wells because they have nowhere to evacuate and to offload their production. They’re taking that opportunity to increase and run some inspections, right, which results in an increase in activity. So, I would say that the activity impact, up until now, has largely been mitigated. We’re monitoring this carefully, obviously, because this could change quite rapidly.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

The second impact of the Middle East crisis is because we have a logistics and operational hub in Dubai.

The, disturbance in the logistics routes has basically caused us a little bit of issues initially, in particular with some large shipments. It took us time to reopen new routes and reroute some of the shipments, so that has resulted in a little bit of revenue shifts from Q1 to Q2.

So that’s the two immediate impacts. But I would say that if we look forward a little bit now, with this, this current crisis, oil at over $100 a barrel. The structural shortage of oil or gas in some geographies, some parts of the world, especially in Asia-Pacific, for example, resulting from the almost straight shutdown, and the renewed focus from many countries around the globe on energy security means inevitably, an increase in interventions.

We’re not seeing it yet, we’re seeing an increase in planning activities, we’re seeing the minimum economic threshold for sanctioning an operation being significantly lowered in many places, but that’s around the corner, that’s coming.

And finally, the other one is all those fields in the Middle East that have been shut down because the production storage is full, will have to, at some point, be reopened and put back in production, which also will mean additional intervention needed, right?

So that’s basically some comments that I can make on the current crisis today.

Georg Venturatos Managing Director, Gateway Group	Q

Great. Thank you Guillaume.

Next question comes from Tom Hayes at Roth.

Question is, what is the opportunity for acquisitions, assuming either regional expansion or technology extension?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

I think this one’s for you, Dave.

David MacNeill

VP of Corporate Development, GOWell Technology Limited

Yeah, no problem. Thanks, Guillaume.

You know, I think we had mentioned earlier that we have a significant pipeline, and this is one of the key reasons for the company to go public in the first place, is we see that there’s an opportunity to do a roll-up of some of the technology companies in this space.

So we’ve identified, through our own networks, you know, 40-plus companies that are out there with, with various sizes, I would say. Some of them that are, you know, small $1 or $2 million EBITDA kind of businesses, and others that would double the size of the company, or more.

So there’s a pretty wide breadth of the opportunity that’s out there. I think the public platform gives us the capabilities to go after some of these acquisitions. And the focus for the company is really to maintain that technology.

We don’t want to go out and buy businesses just to add EBITDA, if it’s not aligned with our overall culture of the company and what we’re trying to do. So we see that there’s a range of technologies as well, where it’s a maybe a startup niche technology that we could buy and bring it into our portfolio and use our channels to be able to expand that business across the globe, where the company that has it today may not have that same capability, and in most cases don’t have that capability.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

So we see there’s opportunities to take really good technologies today and be able to use our footprint and our platform and our R&D capabilities to grow those businesses pretty rapidly.

So there’s a lot of opportunity. Regional expansion is probably less of a focus of ours. Technology and businesses that meet our criteria from a margin standpoint, are more of a focus for us.

Georg Venturatos Managing Director, Gateway Group	Q

Great. Thanks, Dave. We’ll go with a follow-up from Tom Hayes at Roth.

Can you discuss a little bit more about the opportunities surrounding plug-in abandonment?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Let’s stay with Dave for this one, yep.

David MacNeill

VP of Corporate Development, GOWell Technology Limited

Yeah so, you know, the decommissioning plug-in abandonment space is, it’s an expanding business, and it’s a huge amount of liability that’s sitting on the oil company’s balance sheets, and there’s an awful lot of pressure being put on now to meet that requirement to do the abandonment.

So, there are very large campaigns that are ongoing in the North Sea, in Norway, in the Europe sector of the North Sea, as well as Asia, that require rigs to go offshore to do this and our newest technology, the capability for us to go and do that work without bringing the rig out to do the initial investigation work. We know from some of the customers we’ve worked with already that they’re seeing huge amounts of savings and being able to identify what these issues are up front.

So, I mean, just to give you the scale, global P&A liability right now is somewhere in the neighborhood of $500 billion. So, this is a massive endeavor that the oil companies are going to have to make, and anything that they can do to reduce that liability or that cost is going to be extremely important to them.

Georg Venturatos Managing Director, Gateway Group	Q

Thanks, Dave.

Next question, Guillaume had mentioned a little bit about this, but given recent events in the Middle East, oil prices could reach $150 to $200 a barrel. From your perspective, are high oil prices good or bad for short-term and medium-term business prospects?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Yeah so I think I mentioned that a little bit earlier. What we’re seeing in some places, some places that traditionally, have been moderately active, I would say on intervention for production enhancement type activities and objectives. What we’re seeing in those places is an increase, a significant increase in the planning of future activities.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

So definitely, they’re turning a corner. Some of those countries are changing their approach.

To name one, for example, the North Sea, right? The North Sea on the UK side has been very conservative in terms of looking for additional production in the past few quarters, months. I think there was no single well-drilled, new well-drilled, last year, in 2025, in the UK North Sea for the first time ever, since it was open, right? So the activity had been mostly P&A there.

We are now starting to see planning for interventions, looking for incremental production, and to find new barrels. So the country is starting to change its approach a little bit, mostly driven, not so much actually by the high oil price, but really by this energy security concern.

And I think that’s probably the main takeaway, I see for this crisis that could change a little bit the landscape worldwide post-crisis. That’s at least what we believe.

Georg Venturatos Managing Director, Gateway Group	Q

Great. Helpful way to frame it up, Guillaume.

Next question we have from the group. How long do you think it will take to scale some of your new technology?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

So there again, I think it depends a little bit. Typically, a couple of years is what it takes to scale it. What we see is our tools are usually quite nimble, reasonably cheap to build.

So, we’re able to actually create a fleet of tools quite rapidly. The main hurdle is the end user acceptance, the customer acceptance, right? How quickly can we really penetrate the market and gain that acceptance? So, typically, what we’ve seen, it’s a couple of years, judging by, for example, how EPDT grew to where it’s at today. It goes from a phase of market acceptance first, then it starts gaining traction, and then very rapid growth. One exception might be our tractor technology, which is typically much more expensive individual assets, so requires a lot more working capital to build, so we are being very cautious in how we ramp up on that front. However, the return per tool is also quite in proportion, right? Quite sizable as well. So, that may take a little bit longer, since we will ramp up the tractor cautiously, and in conjunction with our customers, right? To make sure that we don’t speculatively start building very expensive tools. So that may take a little bit longer. But that’s the only exception.

Georg Venturatos Managing Director, Gateway Group	Q

Right.

I think we touched on the M&A pipeline, I believe, earlier with Dave, but we did get a question, how big is your M&A pipeline?

Dave, maybe even just elaborate or any speak further to that, because I know that came through.

David MacNeill

VP of Corporate Development, GOWell Technology Limited

Yeah, I like to say it’s a bit like asking how long’s a rope, but you know, I think the 40 companies that we have, if you look at a cumulative EBITDA of those 40 companies, we’re probably in the $100 million range of opportunities. Again, not all of them are going to meet the hurdles of what we’re looking for.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

Some of them have EBITDA but you know, the margins are not great, so we exclude them from the list.

Some of them are, you know, these are all companies that we’ve identified. These are not companies that are on the market, so you have to have a willing seller at some point in time as well.

I would say today we’re probably in that $100 million EBITDA range of companies that are out there that we’re, you know, actively looking at. And, you know, execution on that, really, you know, depends on how things go here, with the public offering, us being able to use some of our public currency to be able to do the M&A, going forward. But it’s a sizable pipeline, and it’s, you know, we have the growth engines from the organic growth of the business, but we also need to have M&A in order to drive the growth that we’re looking for. And it’s a key pillar to our strategy.

Georg Venturatos Managing Director, Gateway Group	Q

Absolutely, thanks Dave.

Next question, why can’t SLB or HAL copy your technology?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Okay, I’ll take that one.

First of all, especially our new technologies and our high IP content technologies are protected and covered by patents, right? We talked about, we have currently 14 active patents, they cover, our key new tech, pretty solidly. I think there’s another reason as well. It’s not related to could they or could they not. It’s more, why would they? And, you know, if you’re SLB or Halliburton. Would you want to spend your, R&D resources, and invest into trying to copy an existing technology out there, coming up with a MeToo tech, when actually you can access the technology, because they are our customers today, so they can absolutely access the technology. We’re not competing with them.

So it would not make sense. Their own R&D resources are going to be deployed and focused on, you know, something else that is not addressed or answered today in the market, and will give them an edge versus their competitors in front of their end users.

So I think, from that point of view you know, I’m not too concerned about SLB or Halliburton trying to come after some of our technologies.

Georg Venturatos Managing Director, Gateway Group	Q

Great, thank you Guillaume.

Next question, looked at another way. Is there a way that you can extract more value by doing the services yourself?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Yeah that’s a great question.

Doing services ourselves would mean building a footprint much larger than the one we have today, with bases around the world. With people, with a lot of capex to deploy. So, a significant investment.

By the time you do the math at the end of the day, I’m not sure this will be worthwhile. In addition, it would make us a competitor to our current customers as well, right? As we said, we are happy to be an agile, not commoditized technology company and technology provider, not a service company.

GOWell Technology Limited GOWell Investor & Analyst Webinar	14-Apr-2026

However, it’s important that we are able to get our fair share of the value that our technology brings to the end user, right?

If we stick to a pure selling model, where we sell our tools to our customers and the OFSCs, they are the only ones who will enjoy the true value that our technology can unlock.

We’ll just be selling tools by the pounds, and not in relation to the real value that they bring. So, that’s why for our new technologies, we are coming up with a revenue share model, with the OFS with the service company, and we will be sharing the revenue with them, which allows us to really capture what we consider to be our fair share of the value that we help unlock.

Georg Venturatos Managing Director, Gateway Group	Q

Great, thank you, Guillaume. Probably have time with one more question.

Last one here, so, is there a gross margin difference between technology solutions?

Guillaume Borrel

Chief Executive Officer, GOWell Technology Limited

Mike, do you want to take this one?

Mike Reed

Chief Financial Officer, GOWell Technology Limited

Yeah, sure.

There are not huge differences. Even our legacy tools have great margins. You can see that in the historical financials. But as I said, EPDT and DEC, which have been out on the market for a while, we’ve established that those have even higher margins. We expect the same for impact and TTCE.

But all of our, all of our products have great margins. We have very low cost, we think, you know, at a great discount of our main competitors, our cost structure is way better than theirs, and so regardless of the product mix, we’re going to have strong margins, but as the new technology comes out those can increase.

You know, the pricing will be refined on impact and TTCE, and potentially revenue share models can give us even a bigger portion of the pie going forward.

Georg Venturatos

Managing Director, Gateway Group

Great. Thank you, Mike. Well, that concludes the time for today’s webinar. Thank you all for joining us. Just as a reminder, the event replay will be posted on the GOWell website.

Thank you all, have a good day.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp., “IPEX”) and GOWell Technology Limited (“GOWell”), IPEX and GOWell have prepared and filed with the Securities and Exchange Commission (“SEC”) a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements that relate to GOWell’s current expectations and view of future events. Forward-looking statements generally are accompanied by words such as “anticipate”, “could”, “estimate”, “may”, “potential”, “project”, “should”, “will” and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the development of GOWell’s technology. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the post-business combination entity or the expected benefits of the Business Combination, or the risk that IPEX’s shareholders and/or GOWell’s shareholders do not approve the Business Combination; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to GOWell and the post-business combination entity; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; the impact of competing technologies on GOWell’s business; ability to obtain additional financing as and when needed, on terms satisfactory to GOWell or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against IPEX or GOWell related to the Business Combination; intellectual property-related claims; the amount of redemption requests made by IPEX’s public shareholders; and those factors discussed in documents IPEX has filed or will file with the SEC. Therefore, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither IPEX nor GOWell presently know or that IPEX and GOWell currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IPEX’s and GOWell’s expectations, plans, or forecasts of future events and views as of the date of this filing and are qualified in their entirety by reference to the cautionary statements herein. IPEX and GOWell anticipate that future events and developments will cause IPEX’s and GOWell’s assessments to change. These forward-looking statements should not be relied upon as representing IPEX’s and GOWell’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Neither IPEX, GOWell nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Business Combination and the other matters set forth in the registration statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus relating to the Business Combination and will be contained in the definitive proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This filing is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.